UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: December 2019 (Report No. 2)

Commission file number: 001- 38041

THERAPIX BIOSCIENCES LTD.

(Translation of registrant’s name into English)

4 Ariel Sharon Street

HaShahar Tower, 16th Floor

Givatayim 5320047, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

On December 3, 2019, Therapix Biosciences Ltd. (the “Company”) entered into definitive securities purchase agreements (each, a “Purchase Agreement”) with institutional investors to purchase an aggregate 1,000,000 of the Company’s American Depositary Shares (“ADSs”), representing 40,000,000 ordinary shares, at a purchase price of $1.25 per ADS in a registered direct offering (the “Registered Direct Offering”). The total gross proceeds to the Company from the Registered Direct Offering will total $1,250,000. The closing of the sale of the ADSs is expected to occur on or about December 6, 2019, subject to the satisfaction of customary closing conditions.

The ADSs to be issued in the Registered Direct Offering will be issued pursuant to a prospectus supplement, which will be filed with the Securities and Exchange Commission (the “SEC”), in connection with a takedown from the Company’s shelf registration statement on Form F-3 (File No. 333-225745) (the “Registration Statement”), which became effective on July 20, 2018. This Report shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the ADSs in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The Company’s press release containing additional details of the Registered Direct Offering is filed as Exhibit 99.1 hereto. A copy of the form of the Purchase Agreement is filed as Exhibit 10.1 to this Report and is incorporated by reference herein. The foregoing summary of such document is subject to, and qualified in their entirety by reference to, such exhibit.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the registration statements on Form F-3 (File No. 333-225745 and File No. 333-233417) and on Form S-8 (File No. 333-225773) of the Registrant, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Forward Looking Statements

This report contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Forward-looking statements in this report include statements regarding the expected closing of the Registered Direct Offering, such as that the Registered Direct Offering is expected to close on or about December 5, 2019. In fact, the closing of the Registered Direct Offering is subject to various conditions and contingencies as are customary in securities purchase agreements in the United States. If these conditions are not satisfied or the specified contingencies do not occur, the Registered Direct Offering may not close. Because such statements deal with future events and are based on the Company’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of the Company could differ materially from those described in or implied by the statements in this report. The forward-looking statements contained or implied in this report are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F filed with the SEC on May 15, 2019 and in subsequent filings with the SEC. Except as otherwise required by law, the Company disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

EXHIBIT INDEX

Exhibit No.
5.1	Opinion of Horn & Co. Law Offices.

10.1	Form of Securities Purchase Agreement between the Company and the purchasers in the Registered Direct Offering.

23.1	Consent of Horn & Co. Law Offices (included in Exhibit 5.1).

99.1	Press Release issued by Therapix Biosciences Ltd. on December 4, 2019, titled “Therapix Biosciences Announces Pricing of $1,250,000 Registered Direct Offering.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Therapix Biosciences Ltd.
Date: December 4, 2019
	By:	/s/ Oz Adler
Name: Oz Adler Title: Chief Financial Officer

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